Goldenwell Biotech, Inc.

50 West Liberty Street, Suite 880
Reno, Nevada 89501

November 9, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Goldenwell Biotech, Inc.

Registration Statement on Form S-1 (File No. 333-236561)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Goldenwell Biotech, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-236561) of the Company (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 2:30 p.m. (Eastern Time) on November 12, 2020, or as soon as possible thereafter.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Law Offices of Thomas E. Puzzo, PLLC, by calling Thomas Puzzo at (206) 522-2256.

Very truly yours,

GOLDENWELL BIOTECH, INC.

By: /s/ Shuang Liu

     Name: Shuang Liu

     Title: President

cc: Thomas E. Puzzo, Esq.